UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wang, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Information

Update on Trading Suspension and Regulatory Inquiries

Reference is made to the Company’s Report on Form 6-K furnished on October 6, 2025, which disclosed that the U.S. Securities and Exchange Commission (the “SEC”) ordered a temporary suspension of trading in the securities of Etoiles Capital Group Co., Ltd (the “Company”) from 4:00 a.m. ET on October 6, 2025 through 11:59 p.m. ET on October 17, 2025.

In response to Nasdaq’s subsequent request for information relating to the SEC suspension and other related matters, the Company submitted a written response to Nasdaq on October 12, 2025.

On October 18, 2025, Nasdaq issued a public notice stating that trading in the Company’s securities will remain halted pending the receipt of additional information from the Company. The notice is available at https://ir.nasdaq.com/news-releases/news-release-details/nasdaq-halts-etoiles-capital-group-co-ltd.

As of the date of this report, the Company has not received any further follow-up requests from Nasdaq and continues to closely monitor the situation. The Company remains fully committed to cooperating with Nasdaq, the SEC and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner.

The Company’s daily operations and client services remain normal and uninterrupted. The Company will make further announcements as appropriate to keep shareholders and the market informed of any material developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: October 30, 2025

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